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Exhibit 99.1

CP Ships Limited

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS
AND MANAGEMENT PROXY CIRCULAR

9 November 2005

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Date:	14 December 2005
Time:	10:00 a.m. (Eastern Standard Time)
Place:	The Fairmont Royal York Upper Canada Room 100 Front Street West Toronto, Ontario, Canada

BUSINESS OF THE SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING")

(1)
Consideration of a special resolution (the "Special Resolution") (the text of which is set out in Appendix A to the accompanying Management Proxy Circular (the "Circular")) authorizing and approving the amalgamation (the "Amalgamation") of CP Ships Limited ("CP Ships" or the "Corporation") and Ship Acquisition Inc. ("SA") substantially on the terms and conditions set forth in the form of amalgamation agreement between the Corporation and SA attached as Appendix B to the Circular;

(2)
Consideration of such other business as may properly come before the Meeting.

By order of the Board of Directors

(Signed) John M. Baker
Senior Vice President, General Counsel and Secretary
Gatwick, England
9 November 2005

Note:

Shareholders are entitled to vote at the Meeting either in person or by proxy. Any registered shareholder wishing to vote by proxy is required to, (i) complete, date, sign and return the accompanying form of proxy in the envelope provided, or any other acceptable form of proxy, to Computershare Trust Company of Canada (the "Transfer Agent"), 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 or (ii) submit a proxy by use of the telephone or the internet. Complete instructions on how to vote by telephone or over the internet are described in the Circular. To be effective, proxies to be used at the Meeting must be received by the Transfer Agent not later than 5:00 p.m. (Eastern Standard Time) on the business day immediately preceding the day of the Meeting or any adjournment thereof. Non-registered shareholders should refer to page 5 of the Circular for information on how to vote their CP Ships common shares.

Pursuant to Section 131 of the Business Corporations Act (New Brunswick) (the "NBBCA"), a registered shareholder is entitled to dissent in respect of the Special Resolution described in the Circular. If the Amalgamation is completed, shareholders who have complied with the dissent procedures under Section 131 of the NBBCA are entitled to be paid the fair value of their CP Ships common shares. This right is summarized in Appendix C to the Circular and Section 131 of the NBBCA is reproduced in Appendix D to the Circular. Failure to strictly comply with the requirements set out in Section 131 of the NBBCA may result in the loss of any right to dissent.

i

GLOSSARY OF TERMS

The following is a glossary of terms used frequently throughout this Circular.

"affiliate" has the meaning ascribed thereto under the Securities Act (Ontario), as amended from time to time.

"AMF" means Autorité des marchés financiers du Québec.

"Amalco" means the corporation continuing as a result of the Amalgamation.

"Amalco Common Shares" means the common shares in the capital of Amalco to be issued on the Amalgamation, the terms of which are set out in Schedule A to the Amalgamation Agreement.

"Amalgamation" means the amalgamation of CP Ships and SA substantially on the terms and conditions of the Amalgamation Agreement.

"Amalgamation Agreement" means the form of amalgamation agreement between CP Ships and SA attached hereto as Appendix B.

"Board of Directors" or "Board" means the board of directors of CP Ships.

"business day" means any day, other than a Saturday, Sunday and a statutory holiday in Toronto, Ontario, Canada; New Brunswick, Canada; London, England; New York, New York, United States of America; or Hanover, Germany.

"Circular" means this management proxy circular.

"Common Shares" means the common shares in the capital of CP Ships.

"Consideration" means $21.50 in cash for each Common Share held (payable on the redemption of the Redeemable Special Shares issued by Amalco to Shareholders under the Amalgamation), as more fully described in this Circular.

"Convertible Notes" means the $200,000,000 aggregate principal amount of 4% convertible senior subordinated notes due 30 June 2024 issued by CP Ships pursuant to the indenture between CP Ships and The Bank of New York, as trustee, dated 24 February 2004.

"CP Ships" or the "Corporation" means CP Ships Limited.

"CP Ships Stock Option Plans" means the directors' stock option plan and the employee stock option plan of CP Ships.

"Depositary" means Computershare Trust Company of Canada, in its capacity as depositary for the transmittal of Share Certificates under the Letter of Transmittal and in respect of certain matters relating to the Redeemable Special Shares.

"Dissenting Shareholder" means a registered Shareholder who, in connection with the Special Resolution, has exercised the right to dissent pursuant to Section 131 of the NBBCA in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of the Common Shares held by that Shareholder.

"Effective Date" means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which date is anticipated to be 20 December 2005.

"Fairness Opinion" means the opinion of Morgan Stanley to the Board of Directors dated 20 August 2005, or the opinion of Rothschild to the Strategic Committee of the Board of Directors dated 20 August 2005, as the case may be, in each case, to the effect that, as of such date, the cash to be offered to the Shareholders pursuant to the Support Agreement is fair, from a financial point of view, to such Shareholders, copies of which are attached to the CP Ships Directors' Circular dated 20 August 2005 in respect of the Offer as Schedules A and B, respectively.

"High Yield Notes" means the $200,000,000 aggregate principal amount of 10.375% senior notes due 15 July 2012 issued by the Corporation pursuant to the trust indenture between the Corporation and the Bank of New York, as trustee, dated as of 3 July 2002.

"Holdco" means 620692 N.B. Inc., an indirect wholly-owned subsidiary of TUI.

"Letter of Transmittal" means the letter of transmittal in the form accompanying this Circular (printed on yellow paper).

"Management" means the management of the Corporation.

"Meeting" means the special meeting of Shareholders being held on 14 December 2005 at 10:00 a.m. (Eastern Standard Time) at The Fairmont Royal York Hotel, Upper Canada Room, 100 Front Street W., Toronto, Ontario, Canada.

"Minority Shareholders" means, subject to any available exemption or discretionary relief granted by the OSC and the AMF, as required, all Shareholders other than the Corporation, TUI, Holdco or SA, any "interested party" of the Corporation (for purposes of OSC Rule 61-501 and Policy Q-27), any "related party" of TUI, Holdco or SA or of any other "interested party" of the Corporation (for the purposes of OSC Rule 61-501 and Policy Q-27), including any director or senior officer of TUI, Holdco or SA, any affiliate or insider of TUI, Holdco or SA or any of their directors or senior officers or any person or company acting jointly or in concert with any of the foregoing.

"Morgan Stanley" means Morgan Stanley & Co. Limited, financial advisor to the Board of Directors in connection with the Offer.

"NBBCA" means the Business Corporations Act (New Brunswick), as amended from time to time.

"NYSE" means the New York Stock Exchange.

"Offer" means the offer by SA dated 30 August 2005, as extended, to acquire all of the issued and outstanding Common Shares, for $21.50 per Common Share.

"Offer Circular" means the Offer to Purchase and Offering Circular of SA in respect of the Offer dated 30 August 2005.

"OSC" means the Ontario Securities Commission.

"OSC Rule 61-501" means OSC Rule 61-501 Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions, as amended from time to time.

"Plan of Arrangement" means the plan of arrangement that occurred on 1 October 2001, whereby, among other things, certain container shipping interests were distributed by Canadian Pacific Limited to a newly created subsidiary company, namely CP Ships, and whereby Canadian Pacific Limited then distributed its investment in CP Ships to its common shareholders on the basis of one new common share in CP Ships for four old Canadian Pacific Limited common shares.

"Policy Q-27" means the regulation entitled Policy Statement No. Q-27 Protection of Minority Securityholders in the Course of Certain Transactions of the AMF, as amended from time to time.

"Proposed Transaction" means the proposed Amalgamation and related transactions.

"Record Date" means 9 November 2005, the date for determining Shareholders entitled to receive notice of and vote at the Meeting.

"Redeemable Special Shares" means the redeemable special shares of Amalco to be issued on the Amalgamation and from time to time, as may be applicable, the terms of which are set out in Schedule A to the Amalgamation Agreement.

"Rothschild" means N M Rothschild & Sons Canada Securities Limited, financial advisor to the Strategic Committee of the Board of Directors in connection with the Offer.

"SA" means Ship Acquisition Inc., an indirect wholly-owned subsidiary of TUI, all of the outstanding common shares of which are held by Holdco.

"SA Common Shares" means the common shares in the capital of SA.

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

"Share Certificates" means certificates representing Common Shares.

"Shareholder" means a holder of Common Shares.

"Shareholder Rights Plan" means the shareholder rights plan of CP Ships evidenced by the shareholder rights agreement dated 30 July 2001, as amended and restated on 17 April 2002, between CP Ships and Computershare Investor Services Inc.

"Special Resolution" means the special resolution of the Shareholders of the Corporation authorizing and approving the Amalgamation to be considered at the Meeting, substantially in the form set forth in Appendix A to this Circular.

"Support Agreement" means the support agreement dated 20 August 2005 between TUI and CP Ships.

"Tax Act" means the Income Tax Act (Canada), as amended from time to time.

"Transfer Agent" means Computershare Trust Company of Canada, in its capacity as registrar and transfer agent for the Common Shares.

"TSX" means the Toronto Stock Exchange.

"TUI" means TUI AG.

EXCHANGE RATE INFORMATION

All dollar references in this Circular are in United States dollars unless otherwise indicated. On 8 November 2005, the rate of exchange for the United States dollar, expressed in Canadian dollars, based on the Bank of Canada noon spot rate of exchange, was $1.00 = CDN$1.1886.

VOTING INFORMATION

Who is soliciting my proxy?

The Management of the Corporation is soliciting your proxy for use at the Meeting. In connection with this solicitation, Management is providing you with this Circular.

How are proxies solicited?

The solicitation of proxies will be primarily by mail. However, certain employees of the Corporation may also solicit proxies by telephone or in person.

What will I be voting on?

Shareholders will be voting on the Special Resolution authorizing and approving the Amalgamation of the Corporation and SA, substantially on the terms and conditions of the Amalgamation Agreement attached as Appendix B to this Circular. See "Special Business to be Acted Upon at the Meeting".

How will this matter be decided at the Meeting?

For the Amalgamation to be approved at the Meeting in accordance with applicable law, the Special Resolution must be passed by at least 66 2/3% of the votes cast by the Shareholders present or represented by proxy at the Meeting and entitled to vote on the Special Resolution. In addition, pursuant to OSC Rule 61-501 and Policy Q-27, the Special Resolution must be approved by a majority of the votes cast by Minority Shareholders. However, OSC Rule 61-501 and Policy Q-27 permit SA, despite not being a Minority Shareholder, to vote all of the Common Shares acquired by it under the Offer for the purposes of determining whether the approval of Minority Shareholders has been obtained. SA has advised the Corporation that it intends to vote all of the Common Shares acquired by it under the Offer in favour of the Special Resolution. SA holds a sufficient number of Common Shares to approve the Special Resolution in accordance with the foregoing legal requirements.

How many votes do I have?

You will have one vote for each Common Share you held at the close of business on 9 November 2005, the Record Date for the Meeting. The list of Shareholders entitled to vote will be available for inspection on and after 9 November 2005, during usual business hours, at the offices of the Transfer Agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, and at the Meeting.

To vote Common Shares you acquired after the Record Date, you must, not later than 10 days before the Meeting:

  •
  request that your name be added to the voters' list; and

  •
  produce properly endorsed Share Certificates or otherwise establish that you own the Common Shares.

How many shares are entitled to be voted?

On 4 November 2005, 94,384,979 Common Shares were outstanding and are entitled to be voted at the Meeting.

Are there any principal Shareholders?

As of the date hereof, to the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares is TUI, which beneficially owns, indirectly, and exercises control and direction over, 83,972,849 Common Shares through its indirect wholly-owned subsidiary, SA, representing approximately 88.97% of the outstanding Common Shares. No person acting jointly or in concert with the Corporation owns any securities of the Corporation.

How do I vote?

If you are eligible to vote and your Common Shares are registered in your name, you may vote your Common Shares in person at the Meeting, or by proxy, as outlined below.

If your Common Shares are held in the name of a nominee, please read the instructions below under the heading "How can a non-registered or beneficial Shareholder vote? " and "How can a non-registered or beneficial Shareholder vote in person at the Meeting?".

How do I vote in advance by proxy?

Whether or not you attend the Meeting, you may appoint someone else to vote for you as your proxyholder. You may use the enclosed form of proxy, or any other acceptable form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are officers of the Corporation. However, you may choose another person to act on your behalf at the Meeting. The person of your choice need not be a Shareholder. You may do so by inserting that person's name in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy. To ensure being counted, the completed proxy forms must be deposited with the Transfer Agent at the address indicated on the proxy form by 5:00 p.m. (Eastern Standard Time) on 13 December 2005.

How will my proxy be voted?

On your form of proxy, you may indicate how you wish your proxyholder to vote your Common Shares. Common Shares represented by properly executed forms of proxy in favour of the Corporation's officers, named on the enclosed form of proxy, will be voted or withheld from voting on any ballot that may be called for and, where you have specified a choice with respect to any matter to be acted upon, your Common Shares will be voted in accordance with the choice you have made.

If you have not specified a choice, your Common Shares will be voted FOR the approval of the Special Resolution.

Proxy voting options

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders must either (i) complete, date, sign and return by mail the accompanying form of proxy in the enclosed envelope, or any other acceptable form of proxy, to the Transfer Agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 or (ii) rather than returning the form of proxy by mail, elect to submit a form of proxy by use of the telephone or the internet. Those registered holders of Common Shares electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered holders of Common Shares electing to vote via telephone or the internet must follow the instructions included in the form of proxy. Such votes must be received by the Transfer Agent not later than the 5:00 p.m. (Eastern Standard Time) on the business day immediately preceding the day of the Meeting, or any adjournment thereof. Non-registered Shareholders (e.g. those whose Common Shares are held through a "nominee", usually banks, trust companies, investment dealers or brokers or other financial institutions) will be provided with voting instructions by the nominee. Please see further instructions under the heading "How can a non-registered or beneficial Shareholder vote?".

What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the notice of Meeting.

As of the time of printing of this Circular, Management is not aware of any other matter to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon. You may do this by stating clearly, in writing, that you wish to revoke your proxy and by delivering this signed written statement to the Corporation's Secretary at CP Ships Limited, 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom, not later than the close of business on the last business day before the day of the Meeting, or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting, or any adjournment thereof. You may also revoke your proxy by delivering to the Transfer Agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, a properly executed proxy of later date or by submitting, at a later date, a form of proxy by use of the telephone or the internet in the manner described under the heading "Proxy voting options", or in any other manner permitted by law.

Who counts the votes?

Proxies will be counted and tabulated by the Transfer Agent.

Is my vote confidential?

The Transfer Agent maintains the confidentiality of individual Shareholder votes. However, proxies will be submitted to Management where they contain comments clearly intended for Management.

How can a non-registered or beneficial Shareholder vote?

If your Common Shares are not registered in your own name, then they are being held in the name of an intermediary, which is usually a bank, trust company, investment dealer or broker or other financial institution or in the name of a clearing agency of which the intermediary is a participant. This kind of Shareholder is called either a non-registered or a beneficial Shareholder or owner.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents, pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101"). Issuers can obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Corporation has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs in respect of the Meeting. As a result, NOBOs can expect to receive a voting instruction form from the Transfer Agent. These voting instruction forms are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. In addition, the Transfer Agent will provide both telephone and internet voting for NOBOs as described on the voting instruction form itself, which contains complete instructions regarding voting procedures. The Transfer Agent will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by voting instruction forms they receive.

With respect to OBOs, in accordance with the requirements of NI 54-101, the Corporation has also distributed copies of the proxy-related materials to the clearing agencies and intermediaries for distribution to such OBOs.

The intermediaries are required to forward the proxy-related materials to a beneficial owner unless he or she has waived the right to receive them. Very often, intermediaries will use service companies to forward the Meeting materials. If you are an OBO and have not waived your right to receive the Meeting materials, you will either:

1.
receive a proxy, which is signed by the intermediary (typically by a facsimile, stamped signature) and already indicates the number of Common Shares you beneficially own but that is otherwise uncompleted. You do not need to sign this form. If you wish to submit a proxy, you should properly complete the proxy form and deposit it with the Transfer Agent; or

2.
more typically, receive a voting instruction form, which you must complete and sign in accordance with the directions on the voting instruction form provided by the Transfer Agent.

The majority of brokers now delegate the responsibility for obtaining voting instructions to ADP Investor Communications ("ADP"). ADP typically will send a proxy form by mail and ask that it be returned to them (the ADP form also allows voting by telephone). ADP tabulates the results and provides the instructions to the brokers respecting the voting of Common Shares to be represented at the Meeting. As a beneficial owner, a proxy form received from ADP cannot be used to vote your Common Shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have your Common Shares voted.

How can a non-registered or beneficial Shareholder vote in person at the Meeting?

Since the Transfer Agent does not have a record of the names of the Corporation's non-registered Shareholders, it will have no knowledge of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered Shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the form of proxy or follow the corresponding directions on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. It is not necessary to otherwise complete the form of proxy on voting instruction as you will be voting at the Meeting. In either case, you should carefully follow the instructions of your intermediary and its service company and ensure that instructions respecting the voting of your Common Shares are communicated to the appropriate person.

SPECIAL BUSINESS TO BE ACTED UPON AT THE MEETING

Background to the Proposed Transaction

On 20 August 2005, TUI and the Corporation entered into the Support Agreement pursuant to which TUI agreed to make an offer to purchase all of the Common Shares and the Board of Directors agreed to recommend to Shareholders that they accept such offer. On 30 August 2005, SA, an indirect wholly-owned subsidiary of TUI, made the Offer and on 20 October 2005 took up the 83,972,849 Common Shares deposited pursuant to the Offer, representing approximately 88.97% of the outstanding Common Shares.

In the Offer Circular, SA disclosed its intention to acquire all of the Common Shares not deposited under the Offer by means of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving CP Ships and/or its subsidiaries and TUI or an affiliate of TUI which, if successfully completed, would result in TUI owning, directly or indirectly, all of the Common Shares. As the option of a compulsory acquisition by SA of the Common Shares not deposited under the Offer pursuant to the provisions of Section 133 of the NBBCA is not available (as less than 90% of the outstanding Common Shares were deposited under the Offer), SA has determined to proceed with the Proposed Transaction. In agreeing to proceed with the Proposed Transaction, TUI and the Corporation considered (i) that there would be a relative absence of liquidity in the public market for the Common Shares not deposited under the Offer, and (ii) the advantages that would accrue to the Corporation as a result of the Proposed Transaction, including the eventual elimination of costs associated with maintaining a public corporation.

Terms of the Amalgamation

If the Special Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, on the Effective Date the Corporation and SA will amalgamate and continue as one corporation. As a result of the Amalgamation, the property of both the Corporation and SA will become the property of Amalco and Amalco will continue to be liable for the obligations of both the Corporation and SA. SA was incorporated solely for the purpose of the Offer and to hold Common Shares and has not carried on any active business. Amalco will continue to carry on the operations of the Corporation and will have the same assets and liabilities. Accordingly, the Amalgamation is not expected to have any significant effect on the business and affairs of the Corporation.

On the Amalgamation, Shareholders (other than Dissenting Shareholders and SA) will receive one Redeemable Special Share for each Common Share held. Holdco will be the only holder of Amalco Common Shares following the Amalgamation. The terms and conditions of the Redeemable Special Shares require Amalco, subject to the requirements of the NBBCA, to redeem each such share resulting from the exchange of each Common Share under the Amalgamation for $21.50 in cash immediately following the Amalgamation. The Consideration paid by Amalco on redemption of the Redeemable Special Shares resulting from the exchange of Common Shares under the Amalgamation will be funded directly or indirectly by Holdco and/or TUI.

Certain Canadian and United States federal income tax implications of the Amalgamation are discussed in greater detail in this Circular under the headings, "Canadian Federal Income Tax Considerations" and "Material United States Federal Income Tax Consequences".

Dissenting Shareholders will be entitled to be paid the fair value of their Common Shares in accordance with the NBBCA. See "Right to Dissent".

The Amalgamation Agreement

If approved at the Meeting, the Amalgamation, which is being carried out pursuant to Sections 121 and 122 of the NBBCA, will be effected in accordance with the form of Amalgamation Agreement between the Corporation and SA attached as Appendix B to this Circular. Subject to obtaining the requisite approvals of the Shareholders, satisfaction of all other conditions as provided in the Amalgamation Agreement and the filing of articles of amalgamation, the Amalgamation will become effective on the Effective Date.

The Effective Date of the Amalgamation is expected to be 20 December 2005. On the Effective Date, the Corporation and SA will amalgamate and continue as one corporation under the name CP Ships Limited. On the Effective Date:

  (a)
  each issued and outstanding Common Share not held by Dissenting Shareholders or SA will be exchanged for one Redeemable Special Share (each of which will be redeemed immediately following the Amalgamation for $21.50 in cash);

  (b)
  the issued and outstanding Common Shares held by SA will be cancelled without any repayment of capital in respect thereof;

  (c)
  each issued and outstanding SA Common Share will be exchanged for one Amalco Common Share; and

  (d)
  Dissenting Shareholders will be entitled to be paid the fair value of their Common Shares.

In addition, on the Effective Date the Convertible Notes will become obligations of Amalco. Following the Amalgamation, the Convertible Notes may be convertible into Redeemable Special Shares as described below under "High Yield Notes, Convertible Notes and Rights".

In accordance with the NBBCA, on the Effective Date:

  (a)
  the Amalgamation will become effective and the Corporation and SA will be amalgamated and continued as one corporation under the terms and conditions prescribed in the Amalgamation Agreement;

  (b)
  Amalco will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and administrative, all contracts, disabilities and debts of each of the Corporation and SA;

  (c)
  a conviction against, or ruling, order or judgment in favour of or against the Corporation or SA may be enforced by or against Amalco;

  (d)
  the articles of amalgamation shall be deemed to be the articles of incorporation of Amalco and, except for the purposes of subsection 4(1) of the NBBCA, the certificate of Amalgamation shall be deemed to be the certificate of incorporation of Amalco; and

  (e)
  Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against the Corporation or SA before the Amalgamation has become effective.

Amalco will continue to carry on the operations of the Corporation with the same assets and liabilities other than as disclosed below under "Material Changes in the Affairs of the Corporation". Other than as disclosed below under "Material Changes in the Affairs of the Corporation", the Amalgamation is not expected to have any significant effect on the business and affairs of the Corporation. Immediately following the Amalgamation, each Redeemable Special Share will be redeemed by Amalco for $21.50, in accordance with the terms of the Redeemable Special Shares.

The Amalgamation Agreement is subject to several conditions, including that:

  (a)
  Shareholders approve the Proposed Transaction, in accordance with applicable law;

  (b)
  all necessary governmental or regulatory approvals and consents have been obtained on terms satisfactory to SA; and

  (c)
  no change in respect of the Corporation (including a legal proceeding or the enactment of a new law) has occurred that might make it inadvisable for SA to proceed with the Amalgamation.

The Amalgamation Agreement may be terminated by the board of directors of either of the Corporation or SA, notwithstanding the approval of the Amalgamation Agreement by the shareholders of the Corporation and SA, at any time prior to the Amalgamation becoming effective.

The foregoing description of the Amalgamation Agreement is qualified in its entirety by reference to the full text of the form of Amalgamation Agreement attached as Appendix B. For a full description of the provisions of the shares of Amalco, see Schedule A to the Amalgamation Agreement. Dissenting Shareholders will be entitled to be paid the fair value of their Common Shares in accordance with the NBBCA. For a full description of such dissent rights, see "Right to Dissent" below and Appendix C and Appendix D hereto.

Approval Requirements and Eligible Voting Shares

For the Amalgamation to be approved at the Meeting in accordance with applicable law, the Special Resolution must be passed by at least 66 2/3% of the votes cast by the Shareholders present or represented by proxy at the Meeting and entitled to vote on the Special Resolution. In addition, pursuant to OSC Rule 61-501 and Policy Q-27, the Special Resolution must be approved by a majority of the votes cast by Minority Shareholders. However, OSC Rule 61-501 and Policy Q-27 permit SA, despite not being a Minority Shareholder, to vote all of the Common Shares acquired by it under the Offer for the purposes of determining whether the approval of Minority Shareholders has been obtained. SA has advised the Corporation that it intends to vote all of the

Common Shares acquired by it under the Offer in favour of the Special Resolution. SA holds a sufficient number of Common Shares to approve the Special Resolution in accordance with the foregoing legal requirements.

High Yield Notes, Convertible Notes and Rights

The Corporation has outstanding $200,000,000 aggregate principal amount of Convertible Notes and $200,000,000 aggregate principal amount of High Yield Notes. On 9 November 2005, the Corporation sent a notice of redemption to holders of High Yield Notes advising that the High Yield Notes will be redeemed on 13 December 2005 at the redemption price provided for in the trust indenture governing the High Yield Notes.

On 8 November 2005, as required by the indenture governing the Convertible Notes, the Corporation made an offer (the "Convertible Note Offer") to holders of Convertible Notes to purchase for cash all outstanding Convertible Notes at a price equal to 100% of the principal amount of such Convertible Notes plus any accrued and unpaid interest to, but excluding, the purchase date under the Convertible Note Offer. The Convertible Note Offer is to expire on 14 December 2005 at 5:00 p.m. (Eastern Standard Time) unless required to be extended.

Following completion of the Amalgamation, the Convertible Notes will represent indebtedness of Amalco. The Board of Directors has determined that, following the Amalgamation, Amalco shall satisfy its obligation to deliver securities upon the conversion of Convertible Notes by delivering one Redeemable Special Share in lieu of each Common Share deliverable immediately prior to the Amalgamation, subject to adjustment in accordance with the terms of the Convertible Notes. The terms and conditions of the Redeemable Special Shares require that, subject to applicable law, Amalco shall redeem any Redeemable Special Shares issued pursuant to the conversion of Convertible Notes immediately following the issuance thereof at the redemption price of $21.50. Under the indenture governing the Convertible Notes, the Convertible Notes will be convertible into Common Shares during the 15-day period prior to the expected effective date of the Amalgamation, and will be convertible into Redeemable Special Shares during the 15-day period following the Effective Date. Accordingly, such conversion period will commence on 5 December 2005 and is expected to end on 4 January 2006.

In conjunction with the Convertible Note Offer, the Corporation solicited the consent of holders of the Convertible Notes to certain proposed amendments to the terms and provisions of the indenture governing the Convertible Notes. The purpose of the proposed amendments is to remove certain of the restrictive provisions of such indenture. The consent solicitation is expected to expire on 16 December 2005 at 5:00 p.m. (Eastern Standard Time), unless extended or terminated by the Corporation.

The rights issued pursuant to the Shareholder Rights Plan were redeemed by the Corporation on 25 October 2005 in accordance with the terms and conditions of the Shareholder Rights Plan. Holdco has advised that, following completion of the Amalgamation, Holdco, as sole shareholder of Amalco, will consent to the termination of the Shareholder Rights Plan.

Each of the Shareholder Rights Plan and the indentures governing the Convertible Notes and the High Yield Notes has been publicly filed by the Corporation and is available online at www.sedar.com and www.sec.gov and the above description of the provisions thereof is qualified in its entirety by the full text thereof.

Expenses of the Proposed Transaction

The Corporation will pay the costs of the Proposed Transaction including legal, depositary, transfer agent and printing costs, and the preparation of this Circular. Such costs are expected to aggregate approximately CDN$515,000. The aggregate redemption price payable upon the redemption of the Redeemable Special Shares immediately following the Amalgamation will be paid by Amalco.

Board Approval

The Board of Directors has reviewed the Proposed Transaction and authorized the entry by the Corporation into the Amalgamation Agreement as well as the mailing of this Circular to Shareholders. The Board of Directors previously unanimously determined, in connection with the Board's consideration of the Offer, that the Offer was fair to the Shareholders and in the best interests of the Corporation and unanimously recommended that the Shareholders accept the Offer and deposit their Common Shares under the Offer. The Board of Directors and the Strategic Committee of the Board of Directors received Fairness Opinions from Morgan Stanley and

Rothschild, respectively, in connection with the Offer. Each of the directors and senior officers of the Corporation deposited under the Offer all of his Common Shares held at the expiry time of the Offer. The Board of Directors also approved the entry by the Corporation into the Support Agreement.

There were no prior valuations in respect of the Corporation made in the 24 months prior to the date hereof.

Legal Aspects

The Amalgamation constitutes a "going private transaction" within the meaning Policy Q-27 and would be a "business combination" within the meaning of OSC Rule 61-501 (collectively, a "going private transaction").

Rule 61-501 and Policy Q-27 provide that, unless exempt, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities and to provide the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, SA is relying on an exemption from the valuation requirement under OSC Rule 61-501 and Policy Q-27 for a second step going private transaction carried out within 120 days after the expiry of a formal bid. For this purpose, the Offer constitutes a formal bid. SA is able to rely on such exemption because the consideration per Common Share payable pursuant to the Proposed Transaction is at least equal in value to the consideration per Common Share paid under the Offer ($21.50 per Common Share) and is in the same form (cash).

Under the NBBCA and the articles of the Corporation, for the Amalgamation to be approved at the Meeting the Special Resolution must be passed by least 66 2/3% of the votes cast by Shareholders present or represented by proxy at the Meeting and entitled to vote on the Special Resolution. OSC Rule 61-501 and Policy Q-27 also require that, in addition to any other required securityholder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by Minority Shareholders of the affected securities must be obtained (under OSC Rule 61-501 and Policy Q-27, only the Common Shares are considered to be affected securities in respect of the Proposed Transaction). For the purposes of determining whether the approval by Minority Shareholders has been obtained, OSC Rule 65-501 and Policy Q-27 permit SA, despite not being a Minority Shareholder, to vote all of the Common Shares acquired by it under the Offer in connection with the Proposed Transaction. SA has advised the Corporation that it intends to vote all of the Common Shares acquired by it under the Offer in favour of the Special Resolution. SA holds a sufficient number of Common Shares to approve the Special Resolution in accordance with the foregoing legal requirements.

The Corporation has received exemptive relief from the OSC and the other applicable Canadian Securities Administrators from the requirements under National Instrument 51-102 Continuous Disclosure Obligations and other securities legislation to include prospectus level disclosure in this Circular.

Right to Dissent

Under the provisions of Section 131 of the NBBCA, a registered Shareholder is entitled to send to the Corporation a written objection to the Special Resolution in respect of approval of the Amalgamation. In addition to any other right a Shareholder may have, when the Amalgamation becomes effective, a registered Shareholder who complies with the dissent procedure under Section 131 of the NBBCA is entitled to be paid the fair value of the Common Shares held by him or her in respect of which he or she dissents, determined as at the close of business on the day before the Special Resolution is adopted (but in determining the fair value of the Common Shares, any change in value reasonably attributable to the anticipated adoption of the Special Resolution will be excluded). If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to a Dissenting Shareholder for his or her Common Shares. A registered Shareholder may only exercise the right to dissent under Section 131 of the NBBCA in respect of all Common Shares which are held on behalf of any one beneficial owner and are registered in that Shareholder's name.

A non-registered Shareholder who wishes to exercise the right to dissent should immediately contact the intermediary with whom the non-registered Shareholder deals in respect of the Common Shares and either: (i) instruct the intermediary to exercise the right to dissent on the Shareholder's behalf (which, if the Common Shares are registered in the name of The Canadian Depository for Securities Limited or other clearing agency, would require that the Common Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the Common Shares in the name of the non-registered Shareholder, in which case the non-registered Shareholder would have to exercise the right to dissent directly.

In the event that a Shareholder fails to perfect or effectively withdraws that Shareholder's claim under Section 131 of the NBBCA or forfeits that Shareholder's right to make a claim under Section 131 of the NBBCA or his or her rights as a Shareholder of the Corporation are otherwise reinstated, each Common Share held by that Shareholder shall thereupon be deemed to have been exchanged for a Redeemable Special Share on the Effective Date, which Redeemable Special Shares shall be deemed to have been redeemed for the Consideration immediately following the Amalgamation. The Corporation intends to offer an amount equal to the Consideration to any Dissenting Shareholder who is a holder of Common Shares pursuant to the dissent procedure under Section 131 of the NBBCA.

The dissent procedure provided by Section 131 of the NBBCA is summarized in Appendix C hereto and the text of Section 131 of the NBBCA is reproduced in Appendix D hereto. Shareholders who may wish to dissent should seek legal advice, as failure to comply with the strict requirements set out in Section 131 of the NBBCA may result in the loss or unavailability of any right to dissent.

Judicial Developments

Prior to the adoption of OSC Rule 61-501 (and its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The current trend both in legislation and in the United States jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority shareholders.

Consideration

Upon completion of the Amalgamation on the Effective Date, Shareholders (other than Dissenting Shareholders and SA) will receive Redeemable Special Shares in exchange for their Common Shares, which Redeemable Special Shares will be redeemed for $21.50 in cash per share immediately following the Amalgamation.

Share Certificates

Subject to the NBBCA, no certificates will be issued in respect of the Redeemable Special Shares resulting from the exchange of Common Shares under the Amalgamation and Redeemable Special Shares resulting from the exchange of Common Shares under the Amalgamation shall be evidenced by the certificates representing the Common Shares.

Letter of Transmittal and Delivery Requirements

A Letter of Transmittal (printed on yellow paper) is enclosed with this Circular for use by Shareholders for the surrender of Share Certificates. The details for the surrender of such Share Certificates to the Depositary are set out in the Letter of Transmittal. Provided that a Shareholder has delivered and surrendered to the Depositary the Share Certificates together with the Letter of Transmittal duly completed and executed in accordance with the instructions on such form or in otherwise acceptable form, promptly thereafter, the Depositary shall send a cheque in the amount (in respect of the proceeds of the redemption of any Redeemable Special Shares issued to that Shareholder) that the Shareholder is entitled to receive. If the Amalgamation is not completed, the surrendered Share Certificates will be returned by the Depositary.

A Shareholder who has lost or misplaced his or her Share Certificates representing Common Shares should complete the Letter of Transmittal as fully as possible and forward it to the Depositary, together with the affidavit of lost or destroyed certificate(s) that is attached to the Letter of Transmittal. The premium payable to obtain a surety bond that is required to replace a Shareholder's lost certificate will be deducted from the proceeds payable to a Shareholder from the redemption of the Redeemable Special Shares. The premium for such surety bond may be calculated on such affidavit of lost or destroyed certificate(s).

In order to receive the Consideration, Shareholders (other than Dissenting Shareholders and SA) must duly complete, execute and deliver to the Depositary the Letter of Transmittal together with their Share Certificates and such other additional documents as the Depositary may reasonably require, if any. See also "Prescription Period" below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at the option and risk of the person surrendering them. The Corporation recommends that such documents be delivered by hand to the Depositary, at its office noted in the Letter of Transmittal, and a receipt obtained therefor. If mailed, the Corporation recommends that registered mail be used with return receipt requested and that proper insurance be obtained.

Shareholders holding Common Shares which are registered in the name of a bank, trust company, investment dealer or broker or other nominee must contact their nominee holder to arrange for the surrender of their Share Certificates.

As soon as practicable after the redemption of the Redeemable Special Shares resulting from the exchange of Common Shares under the Amalgamation, assuming due delivery of the required documentation, the Depositary will forward cheques for the Consideration (without interest) to which a Shareholder is entitled, by first class mail to the address specified on the Letter of Transmittal, or, if no address is specified, to the address of the Shareholder as shown on the register of Shareholders maintained by the Corporation, unless the Shareholder indicates to the Corporation that he or she wishes to pick up the cheque representing the aggregate Consideration, in which case the cheque will be available at the office of the Depositary noted in the Letter of Transmittal for pick-up by such Shareholder. Under no circumstances will interest on the Consideration be paid by Amalco by reason of any delay in paying the Consideration or otherwise.

Prescription Period

On the Effective Date, each Shareholder will be removed from the Corporation's register of Shareholders, and until validly surrendered, the Share Certificates representing Common Shares held by such former holder will represent only the right to receive, upon such surrender, the Consideration (without interest). Subject to the requirements of applicable law, if the total amount delivered to the Depositary in respect of the aggregate Consideration payable upon the redemption of the Redeemable Special Shares resulting from the exchange of Common Shares under the Amalgamation has not been fully claimed and paid within six years of the Effective Date, any remaining amount, including without limitation all interest thereon, will be returned to Amalco.

Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to TUI, Holdco and SA, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder in connection with the Amalgamation and the redemption of the Redeemable Special Shares resulting from the exchange of Common Shares under the Amalgamation.

The summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency ("CRA") publicly available prior to the date hereof. The summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), although there is no certainty that such proposals will be enacted in the form currently proposed, or at all. The summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from federal income tax legislation or considerations. This summary also assumes that the Common Shares have been and will be at all relevant times listed on a prescribed stock exchange (which includes the TSX and the NYSE).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

For the purposes of the Tax Act, all amounts relevant in computing a Shareholder's liability under the Tax Act must be computed in Canadian currency. Amounts denominated in United States dollars, including proceeds of disposition and adjusted cost base must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

Shareholders Resident in Canada

This part of the summary is applicable only to Shareholders who, for the purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Common Shares and the Redeemable Special Shares as capital property and deal at arm's length with and are not affiliated with TUI, Holdco, SA or the Corporation. Certain Shareholders whose Common Shares or Redeemable Special Shares might not otherwise be considered to be capital property may be entitled to have their Common Shares or Redeemable Special Shares deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. This summary does not apply to "financial institutions" within the meaning of section 142.2 of the Tax Act or to "specified financial institutions" as defined in the Tax Act and such institutions are advised to consult with their own tax advisors.

Disposition of Shares on Amalgamation

A Shareholder who, on the Amalgamation, exchanges Common Shares for Redeemable Special Shares will realize neither a capital gain nor a capital loss on the exchange. The Shareholder will be considered to have disposed of the Common Shares for proceeds of disposition equal to their adjusted cost base to the Shareholder immediately before the Amalgamation and to have acquired the Redeemable Special Shares at an aggregate cost equal to those proceeds of disposition. There will, however, be income tax consequences to the Shareholder on the redemption of the Shareholder's Redeemable Special Shares, as discussed below.

Redemption of Redeemable Special Shares

Pursuant to the Amalgamation Agreement, on the Amalgamation the amount that will be allocated to the paid-up capital of the Redeemable Special Shares is equal to the Canadian dollar equivalent of the redemption price thereof. Accordingly, a holder of Redeemable Special Shares will, on the redemption thereof immediately following the Amalgamation, realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such Redeemable Special Shares (which will be equal to the redemption price) exceed (or are less than) the aggregate of the adjusted cost base thereof to the holder and any reasonable costs of disposition.

Dissenting Shareholders

Under the current administrative practice of the CRA, Shareholders who exercise their right of dissent in respect of the Amalgamation will be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid by Amalco to them for such Common Shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the aggregate of their adjusted cost base of such Common Shares and any reasonable costs of disposition. Any interest awarded to a Dissenting Shareholder will be included in the Dissenting Shareholder's income. Because of uncertainties under the relevant legislation as to whether such amounts paid to a Dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, Dissenting Shareholders should consult with their own tax advisors in this regard.

Taxation of Capital Gains and Losses

A Shareholder who realizes a capital gain or a capital loss on the disposition of the Redeemable Special Shares or, in the case of a Dissenting Shareholder, on the disposition of Common Shares, will generally be required to include in income one-half of any such capital gain ("taxable capital gain") and may apply one-half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the

Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the Tax Act.

If the Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such Common Shares or Redeemable Special Shares may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on the Common Shares, or in the case of a disposition of Redeemable Special Shares received on the Amalgamation, on the Common Shares exchanged therefor, in accordance with detailed provisions of the Tax Act in that regard. Shareholders should consult their tax advisors for specific information regarding the application of these provisions.

A Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. The non-taxable portion of capital gains realized by an individual or a trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.

Shareholders Not Resident in Canada

This part of the summary is applicable only to Shareholders who, for the purposes of the Tax Act and at all relevant times, are not resident nor deemed to be resident in Canada, do not carry on and are not deemed to carry on business in Canada, deal at arm's length with TUI, Holdco, SA and the Corporation, hold their Common Shares and Redeemable Special Shares as capital property and do not use or hold, and are not deemed to use or hold, their Common Shares or Redeemable Special Shares in, or in the course of, carrying on a business in Canada (a "Non-Resident Shareholder").

Disposition of Common Shares and Redeemable Special Shares

No tax will be payable by a Non-Resident Shareholder as a result of the Amalgamation.

Under the current administrative practice of the CRA, the receipt by a Non-Resident Shareholder who dissents with respect to the Amalgamation of a cash payment equal to the fair value of the Non-Resident Shareholder's Common Shares will be treated as proceeds of disposition of such Common Shares (except for any amount received as interest). Because of uncertainties under the relevant legislation as to whether such amounts paid to a Dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, Dissenting Shareholders should consult with their own tax advisors in this regard.

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the redemption of Redeemable Special Shares or on the disposition of Common Shares in respect of the exercise of dissent rights unless such shares constitute "taxable Canadian property" of the Non-Resident Shareholder. Generally, the Common Shares or Redeemable Special Shares will not constitute "taxable Canadian property" to a Non-Resident Shareholder at a particular time unless, at any time during the sixty-month period immediately preceding the particular time, not less than 25% of the issued shares of any class or series of a class of the capital stock of CP Ships were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length or any combination thereof. A Non-Resident Shareholder's Common Shares or Redeemable Special Shares may be deemed to be "taxable Canadian property" in certain circumstances set out in the Tax Act. If a Non-Resident Shareholder's Common Shares or Redeemable Special Shares are taxable Canadian property, a capital gain realized thereon may be exempt from tax under the terms of an applicable bilateral tax treaty.

In the event that the Common Shares or Redeemable Special Shares constitute taxable Canadian property to a particular Non-Resident Shareholder, and a capital gain realized on the redemption of such Redeemable Special Shares or the disposition of such Common Shares is not exempt from tax under the Tax Act by virtue of the terms of a bilateral tax treaty between Canada and the country in which the Non-Resident Shareholder is resident, such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under "Shareholders Resident in Canada — Redemption of Redeemable Special Shares — or — Dissenting Shareholders" and the tax consequences described above under "Shareholders Resident in Canada — Taxation of Capital Gains and Losses" will generally apply. Non-Resident Shareholders whose Redeemable Special Shares are taxable Canadian property should consult their own tax advisors for advice regarding their particular circumstances.

Any amount received as interest by a Dissenting Shareholder will be subject to non-resident withholding tax at a rate of 25% or such lower rate as may be provided for under the terms of an applicable bilateral tax treaty.

Material United States Federal Income Tax Consequences

In the opinion of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to TUI, Holdco and SA, the following discussion summarizes the material United States federal income tax consequences generally applicable to United States Holders (as defined below) in connection with the Amalgamation and the redemption of the Redeemable Special Shares that are received in exchange for Common Shares under the Amalgamation. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), temporary and final Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) or different interpretations. The discussion does not address aspects of United States federal taxation other than income taxation, nor does it address all aspects of United States federal income taxation, including aspects of United States federal income taxation that may be applicable to particular Shareholders subject to special provisions of federal income tax law, such as Shareholders who are dealers in securities, life insurance companies, tax exempt organizations, banks, foreign persons, those who acquired their Common Shares in a compensation transaction or have owned, directly or constructively, during a five-year look back period, 10% or more of the voting power of the voting stock of CP Ships. This summary is limited to persons that hold their Common Shares as a "capital asset" within the meaning of Section 1221 of the Code. The discussion also does not address the United States federal income tax consequences to holders of options to purchase Common Shares. In addition, it does not address state, local or foreign tax consequences.

United States Holders should consult their tax advisors to determine the United States federal, state, local and foreign tax consequences in light of their particular circumstances of disposing of their Common Shares and Redeemable Special Shares pursuant to the Amalgamation and the redemption of their Redeemable Special Shares or of disposing of their Common Shares in connection with the exercise of dissent rights.

As used herein, the term "United States Holder" means a beneficial owner of Common Shares that is, for United States federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state or the District of Columbia, (iii) an estate which is subject to United States federal income taxation on all of its income regardless of source, or (iv) a trust if it is (a) subject to the primary supervision of a United States court and the control of one or more United States persons or (b) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is the beneficial owner of Common Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in such a partnership should consult their tax advisors as to the particular tax consequences applicable to them.

Disposition of Common Shares and Redeemable Special Shares

The disposition of Common Shares in exchange for Redeemable Special Shares in the Amalgamation and the redemption of Redeemable Special Shares for cash immediately thereafter are taking place as part of a single integrated plan. Accordingly, for United States federal income tax purposes, United States Holders should be treated as if they disposed of their Common Shares for cash.

The receipt of cash for Common Shares pursuant to the Amalgamation and redemption, or upon the exercise of dissent rights, will be a taxable transaction to United States Holders for United States federal income tax purposes. A United States Holder will generally recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received (less, in the case of the exercise of dissent rights, any amount received as interest) and the United States Holder's adjusted tax basis for the shares surrendered. Generally, such gain or loss will be capital gain or loss. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) that are surrendered for cash pursuant to, or in connection with, the Amalgamation and redemption. Any interest awarded to a Dissenting Shareholder that is a United States Holder will be subject to tax for United States federal income tax purposes at ordinary income tax rates.

Capital gain recognized from the disposition of Common Shares held for more than one year will be long-term capital gain and will be subject (in the case of United States Holders who are individuals and certain trusts and estates) to tax at a maximum United States federal income tax rate of 15%. Capital gain recognized from the disposition of Common Shares held for one year or less will be short-term capital gain subject to tax at ordinary income tax rates. In general, capital losses are deductible only against capital gains and are not available to offset ordinary income. However, individual taxpayers are permitted to offset a limited amount of net capital losses annually against ordinary income, and unused net capital losses may be carried forward to subsequent tax years.

United States Holders should consult their tax advisors to determine the United States federal, state, local and foreign tax consequences to them in light of their particular circumstances of disposing of their Common Shares and Redeemable Special Shares pursuant to the Amalgamation and redemption or of disposing of their Common Shares in connection with the exercise of dissent rights.

United States Holders Subject to Canadian and United States Tax

A United States Holder who pays (either directly or through withholding by another person) Canadian income tax with respect to the disposition of Common Shares or Redeemable Special Shares generally may elect to deduct such tax in computing the holder's United States federal taxable income or, subject to certain complex conditions and limitations which must be determined on an individual basis by each United States Holder, credit such tax against the holder's United States federal tax liability. There are significant and complex conditions and limitations that apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of the United States Holder's United States federal income tax liability that such United States Holder's "foreign source" taxable income bears to such United States Holder's worldwide taxable income. In applying this limitation, a United States Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "United States source". Generally, claiming a foreign tax credit (if available) will be more advantageous because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (or withheld from) the United States Holder during that year.

United States Holders whose disposition of Common Shares and Redeemable Special Shares pursuant to the Amalgamation and redemption, or whose disposition of Common Shares in connection with the exercise of dissent rights, is subject to tax in both Canada and the United States should consult their tax advisors concerning the availability of the foreign tax credit and the application of the limitations on the credit to their individual circumstances, and concerning possible benefits under the Canada-United States Income Tax Convention.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with any payments made in connection with the Amalgamation, the redemption of the Redeemable Special Shares and the exercise of dissent rights. Payments made in connection with the Amalgamation and redemption or the exercise of dissent rights may also be subject to "backup withholding" at a rate of 28% unless a United States Holder of Common Shares (i) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact or (ii) provides its correct taxpayer identification number (social security number, in the case of an individual, or employer identification number in the case of other stockholders), certifies on the proper IRS form under penalties of perjury that the number is correct (or properly certifies that it is awaiting a taxpayer identification number), certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A United States Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the holder's United States federal income tax liability. Each United States Holder of Common Shares should consult with his or her own tax advisor regarding qualification for exemption from backup withholding and the procedure for obtaining such exemption.

MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION

CP Ships has entered into credit arrangements with SA and TUI as lenders. The arrangement with SA is in an aggregate principal amount of up to $250 million in order to fund the redemption of the High Yield Notes on 13 December 2005, does not bear interest, is for a term of seven years, is unsecured and is subordinated to senior indebtedness of CP Ships. The arrangement with TUI is in an aggregate amount of up to $200 million in order to fund the purchase of the Venture and Spirit vessels in connection with the terminations of their leases and for ongoing funding requirements, bears interest at a rate determined from time to time based on LIBOR plus 1.50%, is for a term of three years subject to the right to demand early repayment on the occurrence of certain defaults or any change of control of CP Ships and is unsecured.

In connection with these credit arrangements, CP Ships' $525 million revolving credit facility and Venture and Spirit capital leases together with the three facilities financing the CP Ships group's investment in temperature-controlled and dry-van containers will be terminated and repaid during the fourth quarter of 2005.

As a consequence of the Amalgamation, SA, as lender under the credit arrangement described above, and CP Ships, as borrower under such credit arrangement, will continue as one corporation and their respective rights and obligations to each other under such credit arrangement will merge and be of no further effect.

INTEREST OF PERSONS IN THE MATTERS TO BE ACTED UPON AT THE MEETING

The Proposed Transaction includes the Amalgamation between the Corporation and SA, which holds directly 88.97% of the outstanding Common Shares. The Proposed Transaction will result in TUI, through Holdco, acquiring 100% of the Amalco Common Shares. At a meeting of the Board on 7 November 2005 Michael Behrendt was appointed as director and Chairman of the Board of CP Ships and Rainer Feuerhake was appointed as director of CP Ships. Mr. Behrendt also holds the position of Chairman of the Executive Board of Hapag-Lloyd AG, a wholly-owned subsidiary of TUI, and is a member of the TUI executive committee responsible for the shipping division. Mr. Feuerhake is also the Chief Financial Officer of TUI and is a member of the Executive Board of TUI.

Under the Support Agreement, TUI and the Corporation agreed to co-operate in the preparation of any application for any approvals in connection with, among other things, any subsequent acquisition transaction (as defined in the Support Agreement), including the Proposed Transaction, and the Corporation was obligated to not take any action which would reasonably be expected to significantly impede the making or the completion of, among other things, any subsequent acquisition transaction except as permitted by such agreement. As contemplated by the Support Agreement, the Board of Directors has waived the application of the Shareholder Rights Plan to, among other things, any subsequent acquisition transaction, including the Proposed Transaction.

No director or senior officer of the Corporation owns, or exercises control or direction over, any securities of the Corporation. To the knowledge of the directors and senior officers of the Corporation, after reasonable inquiry, there are no securities of the Corporation which are owned, or over which control or direction is exercised, by any associate of a director or senior officer of the Corporation, any person or company holding more than 10% of any class of equity securities of the Corporation, or any person or company acting jointly or in concert with the Corporation, other than the 83,972,849 Common Shares held by SA which represent 88.97% of the outstanding Common Shares.

EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS

The Common Shares are listed and posted for trading on the TSX and NYSE under the symbol TEU. The following table sets forth, for the periods indicated, the high and low sales prices of the Common Shares and the volume of trading on the TSX and NYSE according to published sources.

	TSX			NYSE
Period
	High	Low	Volume	High	Low	Volume
	(CDN$)	(CDN$)		($)	($)
2004
November	16.09	15.05	15,673,550	13.44	12.38	4,641,800
December	17.90	14.48	21,069,620	14.46	12.00	8,464,000
2005
January	17.76	15.98	8,038,500	14.51	12.87	3,985,600
February	17.40	16.13	8,759,330	14.15	12.95	4,005,700
March	17.94	16.90	7,504,440	14.86	13.71	3,168,700
April	18.02	16.74	7,886,100	14.47	13.38	3,397,000
May	23.00	17.85	24,598,200	18.19	14.21	9,880,400
June	22.56	18.22	15,751,900	18.08	14.81	6,842,800
July	22.01	18.44	9,442,900	17.96	15.07	6,348,400
August	26.51	21.14	44,999,500	22.15	17.46	34,269,000
September	27.20	24.64	21,021,700	22.91	21.17	34,870,900
October	25.58	24.75	6,071,900	21.55	21.17	10,068,800
November (to November 8)	25.59	25.08	464,097	21.46	21.31	972,600

TUI announced its intention to commence the Offer on 20 August 2005. The closing price of the Common Shares on the TSX and the NYSE on 19 August 2005 was CDN$23.60 per Common Share and $19.60 per Common Share, respectively. The Corporation announced the date of the Meeting on 7 November 2005. The closing price of the Common Shares on the TSX and the NYSE on 4 November 2005 was CDN$25.28 per Common Share and $21.39 per Common Share, respectively.

The Corporation intends to delist the Common Shares from the TSX and the NYSE and apply to be deemed to cease to be a reporting issuer under applicable securities laws in Canada and the United States following the Amalgamation.

DIVIDEND POLICY

The Board of Directors has declared cash dividends of $0.04 per Common Share in respect of each quarter of all of 2002, 2003 and 2004, representing a dividend of $0.16 per Common Share for each year, and has declared a cash dividend of $0.06 per Common Share in respect of each of the first and second quarters of 2005. The Corporation has not declared any dividend in respect of the third quarter of 2005 and does not anticipate paying cash dividends in respect of any period in the foreseeable future. The Corporation's dividend policy may be reviewed from time to time in the context of the Corporation's earnings, financial condition and other relevant factors.

PREVIOUS DISTRIBUTIONS

The only distributions of Common Shares by CP Ships since its formation, other than any distribution of Common Shares pursuant to the CP Ships Stock Option Plans, are as follows (all information as to the number of Common Shares and price is given as of the date of the transaction):

  (a)
  as part of the Plan of Arrangement, the issuance of 79,127,044 Common Shares on 1 October 2001;

  (b)
  to commemorate CP Ships' beginning as a publicly listed company following the Plan of Arrangement, on 1 October 2001, CP Ships issued $1,000 worth of Common Shares to each employee;

  (c)
  pursuant to a public offering, the issuance of 8,500,000 Common Shares at $9.93 on 3 July 2002 for net proceeds to CP Ships of approximately $77,000,000; and

  (d)
  pursuant to the exercise of an over-allotment option, the issuance of 1,100,000 Common Shares at $9.93 on 9 July 2002 for net proceeds to CP Ships of approximately $11,000,000.

COMPENSATION AND OTHER INFORMATION

The disclosure under Section 3: "Compensation and Other Information" of the Management Proxy Circular of CP Ships dated 30 March 2005 with respect to the annual meeting of Shareholders held on 10 May 2005, other than the disclosure under the subheadings "Corporate Governance" and "Additional Items", is incorporated by reference herein. The disclosure under the section entitled "Arrangements Between CP Ships and its Directors and Senior Officers" in the CP Ships Directors' Circular dated 30 August 2005 in respect of the Offer is also incorporated by reference herein. Any statements contained in such sections incorporated by reference herein shall be deemed to be modified or superseded, for purposes hereof, to the extent that a statement contained herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

At a meeting of the Board held on 7 November 2005, Messrs. Michael Behrendt and Rainer Feuerhake were appointed to fill vacancies in the Board created by the resignation of Mr. Nigel Rich and Viscount Weir. Mr. Behrendt was also appointed Chairman of the Board of Directors.

There are no stock options or restricted shares of the Corporation currently outstanding as all stock options were exercised or cancelled and all restricted shares vested in connection with the Offer. All directors (including directors who resigned on 7 November 2005) and senior officers of CP Ships deposited their Common Shares held at the expiry time of the Offer, including Common Shares resulting from the exercise of stock options or the vesting of restricted shares, under the Offer. In connection with the Offer, the Compensation Committee of the Board of Directors rescinded the requirements to hold Common Shares for the Chief Executive Officer, Chief Financial Officer and certain other executive officers of the Corporation.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

As of 9 November 2005, other than routine indebtedness (as defined in National Instrument 51-102 Continuous Disclosure Obligations) no employee, director or officer of CP Ships, and no former employee, director or officer of CP Ships, was indebted to the Corporation or its subsidiaries.

AUDITORS

The auditor of the Corporation is PricewaterhouseCoopers LLP ("PWC") and PWC will continue to act as the auditor of Amalco. PWC has acted as the auditor of the Corporation and its predecessors for more than five years.

LEGAL MATTERS

Blake, Cassels & Graydon LLP and Wilmer Cutler Pickering Hale and Dorr LLP, counsel to TUI, Holdco and SA, have provided legal advice upon certain corporate, securities and tax law matters in connection with the Proposed Transaction.

AVAILABILITY OF DOCUMENTS

Copies of this Circular and each of the following documents are available free of charge on SEDAR at www.sedar.com or on written request to the office of the Corporation's Secretary at CP Ships Limited, 2 City

Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom: the CP Ships Directors' Circular dated 30 August 2005 in respect of the Offer, the Management Proxy Circular of the Corporation dated 30 March 2005 with respect to the annual meeting of Shareholders held on 10 May 2005, the Annual Information Form of the Corporation for 2004, the Annual Report to Shareholders for 2004 containing the Consolidated Financial Statements of the Corporation for the year ended 31 December 2004 together with the Auditors' Report thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations relating thereto, and the Quarterly Financial Statements of the Corporation for the nine-month period ended 30 September 2005 together with Management's Discussion and Analysis of Financial Condition and Results of Operations relating thereto.

DIRECTORS' APPROVAL

The contents of this Circular and its distribution to each Shareholder entitled to receive notice of the Meeting, and to the auditors of the Corporation, have been approved by the Board of Directors of CP Ships.

(Signed) John M. Baker
Senior Vice President, General Counsel and Secretary
Gatwick, England

9 November 2005

CONSENT OF BLAKE, CASSELS & GRAYDON LLP

We hereby consent to the reference to our opinion contained under the heading "Canadian Federal Income Tax Considerations" in the Management Proxy Circular of CP Ships Limited dated 9 November 2005.

Dated 9 November 2005	(Signed) BLAKE, CASSELS & GRAYDON LLP

CONSENT OF WILMER CUTLER PICKERING HALE AND DORR LLP

We hereby consent to the reference to our opinion contained under the heading "Material United States Federal Income Tax Consequences" in the Management Proxy Circular of CP Ships Limited dated 9 November 2005.

Dated 9 November 2005	(Signed) WILMER CUTLER PICKERING HALE AND DORR LLP

APPENDIX A

SPECIAL RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT:

  1.
  The amalgamation (the "Amalgamation") of CP Ships Limited (the "Corporation") and Ship Acquisition Inc. ("SA") upon substantially the terms and conditions set forth in the form of amalgamation agreement between the Corporation and SA attached as Appendix B to the management proxy circular (the "Circular") of the Corporation dated 9 November 2005, is hereby approved;

  2.
  The amalgamation agreement providing for the Amalgamation, containing substantially the terms and conditions set forth in the form of amalgamation agreement between the Corporation and SA attached as Appendix B to the Circular (the "Amalgamation Agreement"), is hereby approved;

  3.
  The board of directors of the Corporation is hereby authorized to revoke this resolution at any time prior to the Amalgamation becoming effective without further approval of the shareholders of the Corporation and to determine not to proceed with the Amalgamation; and

  4.
  Any one or more officers and directors of the Corporation is hereby authorized to take any and all such other steps or actions as may be reasonably necessary or appropriate in connection with the Amalgamation, including, without limitation, actions to amend, extend, waive conditions of or terminate the Amalgamation Agreement and to execute and deliver for and in the name of and on behalf of the Corporation, whether under corporate seal or not, all such other certificates, instruments, agreements, documents and notices, including articles of amalgamation, to take such further actions, as in such person's opinion may be necessary or appropriate to carry out the purposes and intent of the foregoing resolutions.

APPENDIX B

AMALGAMATION AGREEMENT

This Amalgamation Agreement entered into this    •     day of December, 2005.

AMONG:

    CP SHIPS LIMITED,

    a corporation amalgamated under the laws of the Province of New Brunswick

    ("CP Ships")

    — and —

    SHIP ACQUISITION INC.,

    a corporation incorporated under the laws of the Province of New Brunswick

    ("SA")

THIS AGREEMENT WITNESSES THAT:

WHEREAS the parties hereto acting under the authority contained in the Business Corporations Act (New Brunswick) have agreed to amalgamate upon the terms and conditions hereinafter set out;

AND WHEREAS the parties hereto have each made full disclosure to the others of all their respective assets and liabilities; and

AND WHEREAS it is desirable that the said amalgamation should be effected;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto covenant and agree as follows:

1.    Definitions.    In this Agreement,

"Act" means the Business Corporations Act (New Brunswick), as amended from time to time;

"Amalco" means the corporation continuing from the Amalgamation;

"Amalgamating Corporations" means each of the parties hereto;

"Amalgamation" means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

"Dissenting Shareholder" means a registered Shareholder who, in connection with the special resolution of the Shareholders which approves this Agreement, has exercised the right to dissent pursuant to Section 131 of the Act in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of the CP Ships Common Shares held by that Shareholder;

"CP Ships Common Shares" means the issued and outstanding common shares in the capital of CP Ships;

"Shareholder" means a holder of CP Ships Common Shares.

2.    Amalgamation.    Each of the Amalgamating Corporations hereby agrees to amalgamate under the provisions of the Act and to continue as one corporation under the terms and conditions hereinafter set out.

3.    Name.    The name of Amalco will be CP Ships Limited/Navigation CP Limitée.

4.    Registered Office.    Until changed in accordance with the Act, the address of the registered office will be 44 Chipman Hill, 10th Floor, Saint John, New Brunswick, Canada, E2L 4S6.

5.    By-Laws.    The by-laws of CP Ships will, to the extent not inconsistent with this Agreement, be the by-laws of Amalco, until repealed or amended.

6.    Classes and Number of Shares Authorized.    Amalco will be authorized to issue:

  (i)
  an unlimited number of common shares (the "Amalco Common Shares");

  (ii)
  an unlimited number of first preferred shares;

  (iii)
  an unlimited number of second preferred shares; and

  (iv)
  an unlimited number of redeemable special shares (the "Redeemable Special Shares").

The rights, privileges, restrictions and conditions attaching to each class of shares are set out in Schedule "A" to this Agreement.

7.    Issued Shares.    Upon the Amalgamation, the issued shares of the Amalgamating Corporations will be exchanged for issued shares of Amalco or cancelled as follows:

  (a)
  each of the CP Ships Common Shares not held by a Dissenting Shareholder or SA will be exchanged for one Redeemable Special Share;

  (b)
  the issued and outstanding CP Ships Common Shares held by SA will be cancelled without any repayment of capital in respect thereof;

  (c)
  each of the issued and outstanding common shares of SA will be exchanged for one Amalco Common Share; and

  (d)
  Dissenting Shareholders will be entitled to be paid the fair value of their shares.

8.    Stated Capital Accounts.    The initial stated capital accounts of Amalco will be:

  (a)
  for the Redeemable Special Shares, an amount equal to the lesser of (i) the Canadian dollar equivalent at the time immediately following the Amalgamation of the amount equal to the number of Redeemable Special Shares resulting from the exchange of CP Ships Common Shares under the Amalgamation (including, without limitation, Redeemable Special Shares resulting from the deemed exchange of CP Ships Common Shares pursuant to paragraph 19 hereof) multiplied by US$21.50, and (ii) the aggregate paid-up capital (as defined in the Income Tax Act (Canada)) attributable to the shares of the Amalgamating Corporations (other than the shares of an Amalgamating Corporation held by another Amalgamating Corporation or by a Dissenting Shareholder); and

  (b)
  for the Amalco Common Shares, the amount, if any, by which the amount in subparagraph (a)(ii) of this paragraph exceeds the amount allocated to the stated capital account maintained for the Redeemable Special Shares in accordance with subparagraph (a) of this paragraph.

9.    Restrictions on Transfers.    There will be no restriction on the issue, transfer or ownership of shares of Amalco.

10.    Other Provisions.    The articles of amalgamation of Amalco will contain the provisions set out in Schedule "B" to this Agreement.

11.    Directors.    Until changed in accordance with the Act and the by-laws of Amalco, there will be a minimum of three directors and a maximum of 20 directors of Amalco and the initial directors of Amalco will be the directors of CP Ships as they were immediately prior to the Amalgamation.

12.    Officers.    Until changed in accordance with the Act and the by-laws of Amalco, the initial officers of Amalco will be the officers of CP Ships as they were immediately prior to the Amalgamation.

13.    Restrictions on Business.    There will be no restrictions on business that Amalco may carry on or on power that Amalco may exercise.

14.    Financial Year End.    Until otherwise determined by resolution of the directors, the financial year of Amalco will end on the last day of December in each year.

15.    Filing of Articles.    Upon the shareholders of each of the Amalgamating Corporations adopting this Agreement in accordance with the Act and subject to paragraphs 18 and 23 hereof, articles of amalgamation in prescribed form will be sent to the Director under the Act.

16.    Effect of Amalgamation.    On the date shown in the certificate of amalgamation in respect of the Amalgamation:

  (a)
  the Amalgamation becomes effective and the Amalgamating Corporations are amalgamated and continue as one corporation under the terms and conditions prescribed in this Agreement;

  (b)
  Amalco possesses all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and administrative, all contracts, disabilities and debts of each of the Amalgamating Corporations;

  (c)
  a conviction against, or ruling, order or judgment in favour or against an Amalgamating Corporation may be enforced by or against Amalco; and

  (d)
  the articles of amalgamation are deemed to be the articles of incorporation of Amalco and, except for the purposes of subsection 4(1) of the Act, the certificate of amalgamation will be deemed to be the certificate of incorporation of Amalco.

17.    Share Certificates.    Subject to the Act, no certificates will be issued in respect of the Redeemable Special Shares resulting from the exchange of CP Ships Common Shares under the Amalgamation, Redeemable Special Shares resulting from the exchange of CP Ships Common Shares under the Amalgamation shall be evidenced by the certificates representing CP Ships Common Shares, and Redeemable Special Shares issued other than in exchange for CP Ships Common Shares under the Amalgamation shall be evidenced by any document or other means determined by the board of directors of Amalco, in its sole discretion.

18.    General Conditions Precedent.    The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before    •     December 2005, of the following conditions any of which may be waived by the mutual consent of such parties without prejudice to their rights to rely on any other or others of such conditions:

  (a)
  this Agreement and the transactions contemplated hereby, including in particular the Amalgamation, will have been approved by the shareholders of each of the Amalgamating Corporations in accordance with the provisions of the Act and any other applicable regulatory requirements;

  (b)
  all necessary governmental or regulatory approvals and consents in respect of the Amalgamation will have been obtained on terms satisfactory to SA or any applicable governmental or regulatory waiting period will have expired or been terminated; and

  (c)
  no action, suit or proceeding will have been threatened or taken before or by any court or tribunal and no law will be proposed or enacted nor will there have occurred or been threatened a change (or any condition, event or development involving a prospective change) in the business, assets, capitalization, financial condition or prospects of CP Ships or any of its subsidiaries, which, in the sole judgement of SA in any such case, might make it inadvisable for SA to proceed with the Amalgamation.

19.    Dissenting Shareholders.    CP Ships Common Shares which are held by a Dissenting Shareholder will not be exchanged for Redeemable Special Shares. In the event that a holder of CP Ships Common Shares fails to perfect or effectively withdraws that Shareholder's claim under Section 131 of the Act or forfeits that Shareholder's right to make a claim under Section 131 of the Act or his or her rights as a holder of CP Ships Common Shares are otherwise reinstated, each CP Ships Common Share held by such holder will thereupon be deemed to have been exchanged as of the time of the Amalgamation for a Redeemable Special Share in accordance with paragraph 7 hereof, which Redeemable Special Share will be deemed to have been redeemed immediately following the Amalgamation for US$21.50 per share in accordance with the terms and conditions of the Redeemable Special Shares.

20.    Governing Law.    This Agreement will be governed by and construed in accordance with the laws of the Province of New Brunswick and the laws of Canada applicable therein.

21.    Execution and Counterparts.    This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles will together constitute one and the same agreement.

22.    Entire Agreement.    This Agreement constitutes the entire agreement among the parties to this Agreement relating to the Amalgamation and supersedes all prior agreements and understandings, oral and written, between such parties with respect to the subject matter hereof.

23.    Termination.    This Agreement may be terminated by the board of directors of any of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the endorsement of the certificate on the articles of amalgamation.

IN WITNESS WHEREOF CP Ships and SA have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CP SHIPS LIMITED
By:	Name: Title:
By:	Name: Title:
SHIP ACQUISITION INC.
By:	Name: Title:
By:	Name: Title:

SCHEDULE "A"

Amalco (the "Corporation") is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Redeemable Special Shares, all classes of shares having no par value.

1.
The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)
Payment of Dividends:    The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the "board") out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)
Participation upon Liquidation, Dissolution or Winding Up:    In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)
Voting Rights:    The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.

2.
The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:

(a)
Authority to Issue in One or More Series:    The First Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)
Voting Rights:    The holders of the First Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting, except as may be required by law.

(c)
Limitation on Issue:    The board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $250,000,000.

(d)
Ranking of First Preferred Shares:    The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares of the Corporation and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)
Dividends Preferential:    Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding has been declared and paid or set apart for payment.

3.
The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:

(a)
Authority to Issue in One or More Series:    The Second Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)
Voting Rights:    The holders of the Second Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting, except as may be required by law.

(c)
Limitation on Issue:    The board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $250,000,000.

(d)
Ranking of Second Preferred Shares:    The Second Preferred Shares will be entitled to priority over the Common Shares of the Corporation and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)
Dividends Preferential:    Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding has been declared and paid or set apart for payment.

4.
The rights, privileges, restrictions and conditions attaching to the Redeemable Special Shares are as follows:

(a)
Redemption:    The Corporation will, subject to the requirements of the Act, as of the time (the "Time of Redemption") immediately following the issuance (including without limitation an exchange) of Redeemable Special Shares at any time and from time to time (including without limitation the Redeemable Special Shares resulting from the exchange of common shares of the Corporation's predecessor, CP Ships Limited, under the amalgamation (the "Amalgamation") forming the Corporation between the Corporation's predecessors, CP Ships Limited and Ship Acquisition Inc.) redeem all of the Redeemable Special Shares outstanding at the Time of Redemption in accordance with the following provisions of this section. Except as hereinafter provided, no notice of redemption or other act or formality on the part of the Corporation will be required to call the Redeemable Special Shares for redemption.

    At or before the Time of Redemption, the Corporation will deliver or cause to be delivered to Computershare Trust Company of Canada or any other chartered bank or trust company in Canada determined by the board from time to time (the "Depositary") at its principal office in the City of Toronto US$21.50 (the "Redemption Amount") in respect of each Redeemable Special Share to be redeemed. Delivery of the Redemption Amount in such a manner, will, from and after the Time of Redemption, be a full and complete discharge of the Corporation's obligation to deliver the Redemption Amount to the holder of any Redeemable Special Share.

    At the Time of Redemption, the Redeemable Special Shares in respect of which deposit of the Redemption Amount has been made will be cancelled and persons who immediately prior to the Time of Redemption were holders of the Redeemable Special Shares shall not thereafter be entitled to exercise any of the rights of shareholders and will be entitled only to receive the Redemption Amount, without interest thereon, in respect of each such share previously held.

    From and after the Time of Redemption, the Depositary will pay and deliver or cause to be paid and delivered to the order of the persons who immediately prior to the Time of Redemption were holders of the Redeemable Special Shares, by way of cheque, on presentation and surrender at the principal office of the Depositary in the City of Toronto of (a) the certificates representing the common shares of the Corporation's predecessor, CP Ships Limited, which were exchanged into Redeemable Special Shares under the Amalgamation in the case of Redeemable Special Shares resulting from the exchange of such common shares of the Corporation's predecessor, CP Ships Limited, under the Amalgamation, or (b) evidence of entitlement to the Redemption Amount payable in accordance with the provisions hereof satisfactory to the Corporation, as determined by the board in its sole discretion, in the case of any Redeemable Special Shares issued other than in exchange for the common shares of the Corporation's predecessor, CP Ships Limited, under the Amalgamation, the total Redemption Amount, without interest thereon, payable and deliverable to such persons, respectively.

    Any amount withheld from payment of the Redemption Amount and remitted to a governmental authority as required by law shall be deemed to have been paid to and received by the holder from whom payment was withheld.

    Subject to the requirements of applicable law, if the total amount delivered to the Depositary in respect of the Redemption Amount for Redeemable Special Shares has not been fully claimed and paid in accordance with the provisions hereof within six years of the Time of Redemption in respect of such shares, any remaining amount, including without limitation all interest thereon, will be returned to the Corporation. Any and all interest earned on the aggregate Redemption Amount delivered to the Depositary by the Corporation shall belong to the Corporation and shall be payable at any time and from time to time to the Corporation at its direction.

  (b)
  Voting Rights:    The holders of the Redeemable Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

  (c)
  Ranking of Redeemable Special Shares:    In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Redeemable Special Shares will rank (i) subordinate to the First Preferred Shares and the Second Preferred Shares and (ii) rateably with the Common Shares, but only to the extent of the Redemption Amount, without interest thereon, in respect of such Redeemable Special Shares and only if the Corporation has not delivered the Redemption Amount in respect of such Redeemable Special Shares in accordance with the provisions hereof. After payment of the amount as provided in this paragraph, such Redeemable Special Shares will not be entitled to share in any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (d)
  Payment of Dividends:    The holders of the Redeemable Special Shares will not be entitled to receive any dividends thereon.

SCHEDULE "B"

1.
Place Of Shareholder Meeting

  Meetings of the shareholders of Amalco (the "Corporation") may be held at any place or municipality outside New Brunswick.

2.
Pre-Emptive Rights

(A)
Notwithstanding subsection (2) of Section 27 of the New Brunswick Business Corporations Act, as from time to time in force, but subject however to any rights arising under any unanimous shareholders agreements, the holders of equity shares of any class, in the case of the proposed issuance by the Corporation, or the proposed granting by the Corporation of rights or options to purchase, its equity shares of any class or any shares or other securities convertible into or carrying rights or options to purchase its equity shares of any class, will not as such, even if the issuance of the equity shares proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the unlimited dividend rights of such holders, have the pre-emptive right as provided by Section 27 of the New Brunswick Business Corporations Act to purchase such shares or other securities.

(B)
Notwithstanding subsection (3) of Section 27 of the New Brunswick Business Corporations Act, as from time to time in force, but subject however to any rights arising under any unanimous shareholders agreements, the holders of voting shares of any class, in the case of the proposed issuance by the Corporation of, or the proposed granting by the Corporation of rights or options to purchase, its voting shares of any class or any shares or options to purchase its voting shares of any class, will not as such, even if the issuance of the voting share proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the voting rights of such holders, have the pre-emptive right as provided by Section 27 of the New Brunswick Business Corporations Act to purchase such shares or other securities.

3.
Number Of Directors

  The actual number of directors within the minimum and maximum number set out in paragraph 4 of Form 6 may be determined from time to time by resolution of the board of directors.

APPENDIX C

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

Any capitalized term used in this Appendix C but not defined herein shall have the meaning set forth in the Circular.

The procedure to be followed by a Dissenting Shareholder from the Special Resolution approving the Amalgamation described in the Circular to which this summary is attached and who wishes to require the Corporation to acquire his or her Common Shares and pay him or her the fair value thereof, determined as of the close of business on the day before the Special Resolution is adopted, is set out in Section 131 of the NBBCA.

Section 131 provides that a shareholder may only make such a claim with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a shareholder may only exercise the right to dissent under Section 131 in respect of shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under Section 131 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A Dissenting Shareholder must send to the registered office of the Corporation a written objection to the Special Resolution (the "Notice of Dissent") at or before the time fixed for the Meeting at which the Special Resolution is to be voted on.

Within 10 days after the adoption of the Special Resolution by the Shareholders, the Corporation is required to notify in writing each Dissenting Shareholder that the Special Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he or she receives notice of adoption of the Special Resolution or, if he or she does not receive such notice, within 20 days after he or she learns that the Special Resolution has been adopted, send to the Corporation a written notice (the "Demand for Payment") containing his or her name and address, the number of Common Shares in respect of which he or she dissents, and a demand for payment of the fair value of such Common Shares. Within 30 days after sending his or her Demand for Payment, the Dissenting Shareholder shall send the Share Certificates representing the Common Shares in respect of which he or she dissents to the Corporation or its Transfer Agent. The Corporation or the Transfer Agent shall endorse on the Share Certificates a notice that the holder thereof is a Dissenting Shareholder under Section 131 of the NBBCA and shall forthwith return the Share Certificates to the Dissenting Shareholder. If a Dissenting Shareholder fails to send his or her Share Certificates, he or she has no right to make a claim under Section 131 of the NBBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the Common Shares in respect of which he has dissented other than the right to be paid the fair value of such Common Shares as determined under Section 131 of the NBBCA, unless: (i) the Dissenting Shareholder withdraws his or her Demand for Payment before the Corporation makes a written offer to pay (the "Offer to Pay"); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of the Corporation revoke the Special Resolution relating to the Amalgamation prior to the Amalgamation becoming effective, in all of which cases the Dissenting Shareholder's rights as a Shareholder are reinstated as of the date of the Demand for Payment.

Not later than 14 days after the later of the Effective Date and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the Common Shares of the Dissenting Shareholder in respect of which he or she has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined or a notification that the Corporation is unable lawfully to pay Dissenting Shareholders for their Common Shares if the Corporation is, or after the payment, would be unable to pay its liabilities as they become due or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities. Every Offer to Pay made to Dissenting Shareholders for Common Shares shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the Effective Date or within such further period as the Court of Queen's Bench of New Brunswick (the "Court") may allow, apply to the Court to fix a fair value for the Common Shares of any Dissenting Shareholder. If the Corporation fails to so apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. If the Corporation fails to make an Offer to Pay, the costs of the Dissenting Shareholder's application are to be borne by the Corporation unless the Court orders otherwise.

Before making application to the Court or not later than seven days after receiving notice of an application to the Court by a Dissenting Shareholder, the Corporation shall give to each Dissenting Shareholder who has sent to the Corporation a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. A similar notice shall be given to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings commenced by the application, sends the Corporation a Demand for Payment and does not accept an Offer to Pay, such notice to be sent within three days thereafter. All such Dissenting Shareholders shall be joined as parties to any such application to the Court to fix a fair value and shall be bound by the decision rendered by the Court in the proceedings commenced by such application. The Court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The Court shall fix a fair value for the Common Shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment of the amount ordered by the Court. The final order of the Court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder who, whether before or after the date of the order, sends the Corporation a Demand for Payment and does not accept an Offer to Pay.

If the Corporation is unable lawfully to pay Dissenting Shareholders for their Common Shares, the Corporation must so notify each Dissenting Shareholder within 10 days after the final order of the Court. Within 30 days of receiving such notice, a Dissenting Shareholder may, by written notice delivered to the Corporation, (i) withdraw his or her Notice of Dissent and be reinstated to his or her full rights as a Shareholder, or (ii) retain a status as a claimant against the Corporation, to be paid as soon as the Corporation is lawfully able to do so or to rank as a creditor in a liquidation.

The above is only a summary of the dissenting shareholder provisions of the NBBCA, which are technical and complex. The full text is attached as Appendix D to the Circular. It is suggested that Shareholders wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the NBBCA may result in the loss or unavailability of the right to dissent.

APPENDIX D

SECTION 131 OF THE BUSINESS CORPORATIONS ACT (NEW BRUNSWICK)

131(1)    Subject to sections 132 and 166, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 128(4)(d) that affects the holder or if the corporation resolves to

  (a)
  amend its articles under section 113 to add, change or remove restrictions on the transfer of shares of a class or series of the shares of the corporation;

  (b)
  amend its articles under section 113 to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

  (c)
  amend its articles under section 113 to provide that meetings of the shareholders may be held outside New Brunswick at one or more specified places;

  (d)
  amalgamate with another corporation, otherwise than under section 123;

  (e)
  be continued under the laws of another jurisdiction under section 127; or

  (f)
  sell, lease or exchange all or substantially all its property under subsection 130(1).

131(2)    A holder of shares of any class or series of shares entitled to vote under section 115 may dissent if the corporation resolves to amend its articles in a manner described in that section.

131(3)    In addition to any other right he may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents becomes effective, or an order is made under subsection 128(5), to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the day before the resolution is adopted or an order is made, but in determining the fair value of the shares any change in value reasonably attributable to the anticipated adoption of the resolution shall be excluded.

131(4)    A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

131(5)    A dissenting shareholder shall send to the registered office of the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of his right to dissent.

131(6)    The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has sent the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

131(7)    A dissenting shareholder shall, within twenty days after he receives a notice under subsection (6), or, if he does not receive such notice, within twenty days after he learns that the resolution has been adopted, send to the corporation a written notice containing

  (a)
  his name and address;

  (b)
  the number and class of shares in respect of which he dissents; and

  (c)
  a demand for payment of the fair value of such shares.

131(8)    Not later than the thirtieth day after the sending of a notice under subsection (7), a dissenting shareholder shall send the certificates representing the shares in respect of which he dissents to the corporation or its transfer agent.

131(9)    A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

131(10)    A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

131(11)    On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this section except where

  (a)
  the dissenting shareholder withdraws his notice before the corporation makes an offer under subsection (12),

  (b)
  the corporation fails to make an offer in accordance with subsection (12) and the dissenting shareholder withdraws his notice, or

  (c)
  the directors revoke a resolution to amend the articles under subsection 113(2), terminate an amalgamation agreement under subsection 122(6), abandon an application for continuance under subsection 127(5), or abandon a sale, lease or exchange under subsection 130(7), in which case his rights as the holder of the shares in respect of which he had dissented are reinstated as of the date he sent the notice referred to in subsection (7), and he is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that have been endorsed in accordance with subsection (10), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

131(12)    A corporation shall, not later than fourteen days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

  (a)
  a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

131(13)    Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

131(14)    Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

131(15)    Where a corporation fails to make an offer under subsection (12) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the Court may allow, apply to the Court to fix a fair value for the shares of any dissenting shareholder.

131(16)    If a corporation fails to apply to the Court under subsection (15), a dissenting shareholder may apply to the Court for the same purpose within a further period of twenty days or within such further period as the Court may allow.

131(17)    If a corporation fails to comply with subsection (12), then the costs of a shareholder application under subsection (16) are to be borne by the corporation unless the Court otherwise orders.

131(18)    Before making application to the Court under subsection (15) or not later than seven days after receiving notice of an application to the Court under subsection (16), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

  (a)
  has sent to the corporation the notice referred to in subsection (7), and

  (b)
  has not accepted an offer made by the corporation under subsection (12), if such offer was made, of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in paragraphs (a) and (b), within three days after he satisfies such conditions.

131(19)    All dissenting shareholders who satisfy the conditions set out in paragraphs (18)(a) and (b) shall be deemed to be joined as parties to an application under subsection (15) or (16) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the Court in the proceedings commenced by the application.

131(20)    Upon an application to the Court under subsection (15) or (16), the Court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the Court shall then fix a fair value for the shares of all dissenting shareholders.

131(21)    The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of the dissenting shareholders.

131(22)    The final order of the Court in the proceedings commenced by an application under subsection (15) or (16) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in paragraphs (18)(a) and (b).

131(23)    The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

131(24)    Where subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

131(25)    Where subsection (26) applies, a dissenting shareholder, by written notice delivered to the registered office of the corporation within thirty days after receiving a notice under subsection (24), may

  (a)
  withdraw his notice of dissent, in which case the corporation shall be deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

131(26)    A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

  (a)
  the corporation is or would after the payment be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

131(27)    Upon application by a corporation that proposes to take any of the actions referred to in subsection (1), the Court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (3), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the Court thinks fit and notice of any such application and a copy of any order made by the Court upon such application shall be served upon the Director.

131(28)    The Director may appoint counsel to assist the Court upon the hearing of an application under subsection (27).

QuickLinks

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS
GLOSSARY OF TERMS
EXCHANGE RATE INFORMATION
VOTING INFORMATION
SPECIAL BUSINESS TO BE ACTED UPON AT THE MEETING
MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION
INTEREST OF PERSONS IN THE MATTERS TO BE ACTED UPON AT THE MEETING
EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS
DIVIDEND POLICY
PREVIOUS DISTRIBUTIONS
COMPENSATION AND OTHER INFORMATION
INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES
AUDITORS
LEGAL MATTERS
AVAILABILITY OF DOCUMENTS
DIRECTORS' APPROVAL
CONSENT OF BLAKE, CASSELS & GRAYDON LLP
CONSENT OF WILMER CUTLER PICKERING HALE AND DORR LLP
APPENDIX A SPECIAL RESOLUTION
APPENDIX B AMALGAMATION AGREEMENT
SCHEDULE "A"
SCHEDULE "B"
APPENDIX C SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT
APPENDIX D SECTION 131 OF THE BUSINESS CORPORATIONS ACT (NEW BRUNSWICK)